Analyst Meeting September 2007

Risks and Forward-Looking Statements Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-138442 September 19, 2007 Investment in the shares offered by Ellora Energy Inc. (“Ellora”) involves risks associated with Ellora’s business, Ellora’s initial public offering, as well Ellora’s common stock (among others). These risks can significantly impact the market value of the common stock. Please see the “Risk Factors” section beginning on page 11 of the prospectus portion of the registration statement being circulated in connection with Ellora’s proposed initial public offering. Except for the historical information contained herein, the matters discussed in this presentation include forward looking statements. Although Ellora believes that the assumptions underlying these statements are reasonable, investors are cautioned that such forward-looking statements are inherently uncertain and necessarily involve risks that may affect Ellora’s business prospects and performance, causing actual results to differ from those discussed during this presentation. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in Ellora’s registration statement filed with the SEC. Any forward-looking statements made are subject to all of the risks and uncertainties involved in the acquisition, exploration, development and production of oil and gas properties, including (but not limited to) inherent risks and uncertainties involving the calculation of natural gas and oil reserves, estimating and forecasting realized natural gas and oil prices and production volumes. Many of these risks are beyond management’s control. These risks include the risks described in the prospectus. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Ellora’s actual results and plans could differ materially from those expressed in any forward-looking statements. Ellora undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents by visiting the SEC website at www.sec.gov. You may obtain a copy of the prospectus by calling toll free 1-800-285-2510. The pre-effective registration statement, as currently amended, is available by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1371133/000104746907006308/a2175156zs-1a.htm.

Company Overview Proved Reserve Highlights Proved Reserves (Bcfe): 256 - Percent Proved Developed: 36% - Percent Natural Gas: 73% 2Q07 Net Production (MMcfe/d): 28 PV10 Value (MM, pretax): $576 2007 CAPEX (MM): $100 Locations: 197 Operational Control: >90% Hugoton 2Q07 Net Production (MMcfe/d): 13 Net Acres (includes CO): 772,000 Proved Reserves (Bcfe): 104 East Texas 2Q07 Net Production (MMcfe/d): 15 Net Acres: 71,000 Proved Reserves (Bcfe): 152

Technically Talented and Proven Management Team 16 years with ARCO – Engineering, Strategic Planning, Investor Relations 9 years Petrie Parkman – Sell-side & oil markets analyst, Head of Research BS Petroleum Engineering - Colorado School of Mines; MBA - UCLA 26 Steven R. Enger Vice President Investor Relations & Corporate Dev. 25 years with Pogo Producing Co. – Land Department VP of Land & Acquisitions of Ellora since 2005 BBA with emphasis in Petroleum Land Management – University of Oklahoma 27 Jeffery S. Williams Vice President of Land and Acquisitions Exploration Geologist for Shell, Amoco, & Questar VP of Exploration of Ellora and predecessor companies since 2000 BA Geology - Middlebury College; MS Geology - University of Colorado 26 Valerie K. Walker Vice President of Exploration Drilling and reservoir engineer for ARCO 15 years at Questa Engineering – VP & international engineering advisor COO of Ellora since 2002 BS, ME in Petroleum Engineering – Colorado School of Mines 23 Richard F. McClure, Jr. Vice President Chief Operating Officer Former President of Oil & Gas consulting firm, 15 years advisory experience CFO of Whiting Petroleum for 5 years, took company public CFO of Ellora since 2005 BBA in Accounting – Texas Tech University, CPA 28 James R. Casperson Vice President Chief Financial Officer Petroleum Engineer with Amoco COO of Alta Energy, acquired by Devon in 1993 President of TPEX Exploration CEO of Ellora companies since 1995 BS Chemical Engineering – University of Colorado; BA – Colorado College 28 T. Scott Martin Chairman and Chief Executive Officer Biography Years Exp. Name & Position

Strong, Seasoned Board of Directors

Name & Position	Biography
Cortlandt S. Dietler *Director*	* Past Chairman of the Board of TransMontaigne * Founder, Chairman & CEO of Associated Natural Gas * Member, National Petroleum Council; Director, American Petroleum Institute * Director of Hallador Petroleum, Cimarex, Forest Oil, Nytis Exploration
Bryan H. Lawrence *Director*	* Founder and Senior Manager of Yorktown Partners LLC * Previously Managing Director of Dillon Read * Director of Crosstex Energy, Hallador Petroleum, Star Gas Partners and Winstar Resources
Peter A. Leidel *Director*	* Founder and Partner of Yorktown Partners, LLC * Previously Senior Vice President of Dillon Read * Past Director of Willbros Group and Yorktown portfolio companies in the energy industry
Sheldon B. Lubar *Director*	* Chairman of the Board of Lubar & Co. * Past Chairman of the Board of Christiana Gas * Past Director of Crosstex Energy, Star Gas Partners and Weatherford International
Neil L. Stenbuck *Director*	* Executive Vice President and CFO of Cirque Resources * Past Director, Executive Vice President and Chief Financial Officer of Prima Oil and Gas * Past Vice President – Finance, CFO, Treasurer and Director for Basin Exploration, Inc.
James B. Wallace *Director*	* Past Chairman of the Board of Tom Brown Inc. * Past CEO and Chairman of the Board of BWAB * Director of Delta Petroleum
George A. Wiegers *Director*	* Former General Partner of Lehman Brothers and Managing Director of Dillon Read * Active in the development & financing of industrial, natural resources, & media/comm. cos. * Director of several public and private industrial and media companies

Key Investment Highlights Strong historical growth in production, reserves, and cash flow Low-cost, low-risk reserve additions 85%+ drilling success rate since inception in 2002 Attractive $1.58/Mcfe F&D cost since inception Substantial acreage positions in two major fields (East Texas and Hugoton) 736,000 net acres in the Hugoton area One of the largest East Texas James Lime acreage positions - 71,000 net acres Multi-year drilling inventory provides visible and significant production and reserves growth (R/P 29 years) Control over our destiny We operate 90%+ of our estimated proved reserves Less regulatory risk in KS and TX We own and operate approximately 100 miles of gas gathering lines in East Texas, enhancing realized pricing Strong financial position post-offering: no debt; ~$25 MM of cash, and $110MM available under credit facility Strong, experienced executive management and financial partner Yorktown (Yorktown and Ellora management/directors will own 61% post-offering)

Ellora Land Position 843,227 912,588 Total 47,832 50,753 TX 23,276 23,635 LA 736,494 793,267 KS 35,625 44,933 CO Net Acres Gross Acres State Majority of Hugoton (KS) leasehold is 100% WI/87.5% NRI Average East Texas ownership is 78% WI/62% NRI

Texas/Louisiana

Texas/Louisiana Acreage Position

East Texas Overview Acquired initial position in East Texas in June 2002 – 10 Bcfe, 5 MMcfe/d production, 25,000 net acres Now hold 71,000 net acres in East Texas/Louisiana 41% of leasehold is held by production Focus on the James Lime play – typical well parameters: $2.6+ MM D&C cost (multi-lateral well) 2.4 Bcfe estimated EUR 1.8 MMcfe/d initial rate Production up from 5 MMcfe/d to 15 MMcfe/d at a 97% drilling success rate in the James Lime 30 James Lime wells drilled since 2002; 144 identified future drilling locations Over 150 Bcfe added to proved reserves since acquisition using a conservative approach Plan to drill 16 - 18 James Lime wells in East Texas in 2007 Additional targets include Fredericksburg and Travis Peak Ownership of 100 miles of gathering lines and gas pipelines (English Bay Pipeline System) maximizes control and enhances realized pricing

English Bay Pipeline System Purchased 20 miles for $6.5M effective January 31, 2007 Added compression to increase capacity of the line Added a chilling plant which is removing ~ 40 b/d of NGLs Interconnects with our English Bay system in two places Provides second market for our gas to Gulf South system Total of 100 miles of gas gathering lines and pipelines in E. Texas 1H07: 29 MMcfd - Ellora (70%)/3rd party (30%) 10,635 hp of leased compression

Typical James Lime Well 6400 feet down 7000 feet out Bench 1-3 Bench 6-8 Bench 4 & 5 7” casing @ 70 degrees 9-5/8”” casing @ 2000’ 6-1/4” open hole (no pipe)

Hydraulic Stimulation to Enhance Natural Fractures Middle James Lower James Upper James IPs have been substantially above average Incremental reserves and economics have not justified the investment in the Greater Huxley Area

Stacked Open Hole Laterals – James Lime Middle Lower Upper Additional laterals could add 30% to IP and EUR Allows for production while drilling the next well on a pad Bench selection is dependent upon geologic structure Two wells currently drilling

Kansas

Hugoton Field Map Gross Acreage: 793,000 Net Acreage: 736,000 Proved Reserves: 98 Bcfe 2007 CapEx Budget: $46MM

Hugoton Leasehold Position Now leasehold mineral owner of approximately 793,000 gross acres/736,000 net acres $45 million to acquire Presco Western’s farmout position from BP in April, 2005 Closed on acquisition of BP’s deep leasehold mineral rights effective October, 2006 for approximately $28 million Applies below the top of the Heebner Shale, at approximately 4,000 ft. Leasehold acreage ownership is primarily held by production Recent acquisition increased the majority of the net revenue interest from 80% to 87.5% Approximately 400 square miles of 3-D seismic coverage Ellora has increased production from 2 MMcfe/d to 12 MMcfe/d in two years, with an 86% completion rate 63 wells drilled since 2Q05; 469 identified future drilling locations Three Lansing/Kansas City waterflood candidates

Hugoton Field – Overview Finding hydrocarbons where hydrocarbons have already been found Hugoton Field is the most prolific gas field in North America with an estimated 31 Tcf of gas produced to date Majority of development historically from the Permian at 2,400 – 3,200’ and with gas prices <$2.00/Mcf Ellora targets the productive horizons between 4,000 – 7,000’ (“Hugoton Deep”), below the top of the Heebner Shale Significant Hugoton Deep production and major upside remains (5+ Tcfe cumulative recovery in 9 county area) At least two economic zones in each completed well Expect to drill 55+ wells in 2007 and invest $46MM (including waterflood) Typical Ellora well: Initial flow rate of 623 Mcfe/d Average proved reserves of 0.7 Bcfe Drill & Complete cost of approximately $650K

SW Lemon Victory Waterflood Water injection to commence soon Facilities are nearly completed Half the wells are drilled Oil storage capacity of 2,500 bbls ~ 2.5 days of production Expect fast fill-up and oil production increase SW Lemon Victory Waterflood

Coiled Tubing Drilling Still early for this technology in KS Drilling time is variable, but less than conventional drilling with much faster trip times Shallow Chase/Council Grove low pressure formations are difficult to penetrate in the Hugoton High hopes for this new technology Of the five wells so far, one drilled in half the time of the others

Hugoton 3D Coverage 736,000 Net Acres No 3D Coverage 64% 3D-Coverage 36%

Hugoton Potential 736,000 Net Acres Non-Captured 89.8% PDP 4.3% PUD 1.2% PRB 0.7% POS 2.3% ROYALTY 1.7%

Capital Expenditures (excluding acquisitions) (millions) $100 (a) $52 $33 $21 $19 (a) Based on the mid-point of management’s projected range. $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 2003 2004 2005 2006 2007

2007 Planned Capital Expenditures By Geography By Opportunity $45MM East Texas $55MM Hugoton $9MM Waterflood $87MM Drilling $4MM G+G

Net Wells Drilled / Planned to Drill Net Wells 59 (a) 32.1 21.6 9.7 4.5 (a) Based on the mid-point of management’s projected range. 0 10 20 30 40 50 60 2003 2004 2005 2006 2007

Average Daily Net Production Average Daily Production (MMcfe/d) 4 8 11 17 21 28 0 5 10 15 20 25 30 2002 2003 2004 2005 2006 2Q 07

Proved Reserves Proved Reserves (Bcfe) 256 230 200 101 118 0 50 100 150 200 250 300 2003 2004 2005 2006 2Q 07

EBITDA EBITDA (MM$) $3.1 $6.7 $13.7 $33.8 $31.4 $17.9 0 5 10 15 20 25 30 35 2002 2003 2004 2005 2006 1H 07

Offering Summary Issuer: Ellora Energy Inc. Nasdaq Symbol: LORA Offering Size: $128 million (1) Price Range: $15 to $17/share Shares Offered: 8,000,000 Primary (+ registering 144a shares) Over-Allotment Option: Up to 15% on primary Total Shares Post Offering: 52.86 MM basic, 55.41 MM diluted Use of Proceeds: Repay all outstanding indebtedness, fund capital expenditures for 2007 drilling program and general corporate purposes Joint-Bookrunners: A.G. Edwards Friedman Billings Ramsey Co-Managers: Raymond James KeyBanc Capital Markets Expected Pricing: TBD (1) Based on mid-point of filing range.

Key Investment Highlights Strong historical growth in production, reserves, and cash flow Low-cost, low-risk reserve additions 85%+ drilling success rate since inception in 2002 Attractive $1.58/Mcfe F&D cost since inception Substantial acreage positions in two major fields (East Texas and Hugoton) 736,000 net acres in the Hugoton area One of the largest East Texas James Lime acreage positions - 71,000 net acres Multi-year drilling inventory provides visible and significant production and reserves growth (R/P 29 years) Control over our destiny We operate 90%+ of our estimated proved reserves Less regulatory risk in KS and TX We own and operate approximately 100 miles of gas gathering lines in East Texas, enhancing realized pricing Strong financial position post-offering: no debt; ~$25 MM of cash, and $110MM available under credit facility Strong, experienced executive management and financial partner Yorktown (Yorktown and Ellora management/directors will own 61% post-offering)